HSBC Finance Corporation

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Six months ended June 30,	2007	2006

	(dollars are in millions)

Net income	$604	$1,456
Income tax expense	345	840

Income before income tax expense	949	2,296

Fixed charges:
Interest expense	4,099	3,385
Interest portion of rentals(1)	29	29

Total fixed charges	4,128	3,414

Total earnings as defined	$5,077	$5,710

Ratio of earnings to fixed charges	1.23	1.67
Preferred stock dividends(2)	29	29
Ratio of earnings to combined fixed charges and preferred stock dividends	1.22	1.66

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.